03032603

PT BANK BUANA INDONESIA Tbk.

KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

No.03/DIR/1571

Jakarta, September 30, 2003

File Number :
82-34694

Securities and Exchange Commission
Division of Corporation Action
450 Fifth Street
Washington, DC 20549
USA

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1	Approval of Cash Dividend and Bonus Shares Distribution	September 25, 2003
2	Publication Proof of Cash Dividend Interim, Bonus Shares and Share Dividend Distribution Schedule	September 29, 2003

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

dlw 10/8

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

Continued Letter No. 03/DIR/1571 dated September 30, 2003

File Number :
82-34694

2. Mrs. Juliana Samudro, Vice President
Deputy Head of Corporate Secretary Division
PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No. 1A
Jakarta Pusat 10130, Indonesia
E-mail : julianasamudro@bankbuana.com
Phone : +62 21 6330585 #3456
Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Safrullah Hadi Saleh

Pardi Kendy

File Number :
82-34694

No.03/DIR/1558

Attachment 1/2

Jakarta, September 25, 2003

PT Bursa Efek Jakarta
Gedung Bursa Efek Jakarta Tower I lantai 1
Jl. Jend. Sudirman Kav. 52-53
Jakarta 12190

Re: Approval of Cash Dividend and Bonus Shares Distribution

Dear Sir/Madam,

With reference to letter No. PB-1145/BPPN/0903 dated September 24, 2003 on IBRA's approval on Bank Buana's plan to distribute Share Dividend and Cash Dividend (enclosed), please approve the schedule of Share Dividend, Cash Dividend and Bonus Share as follows:

No	Information	Date
1	Approval of IBRA	September 24, 2003
2	Announcement of Cash Dividend and Bonus Share to Stock Market	September 25, 2003
3	a. Announcement Publication of Cash Dividend and Bonus Share Distribution Schedule b. Announcement at Stock Market	September 30, 2003
4	a. Cum Cash Dividend and Bonus Share at Regular and Negotiation Market b. Ex Dividend and Bonus Share on Regular at Negotiation Market	October 16, 2003 October 17, 2003
5	a. Cum Cash Dividend and Bonus Hare at Immediate Market (SSX) b. Ex Dividend and Bonus Share at Immediate Market (SSX)	October 20, 2003 October 21, 2003
6	a. Cum Cash Dividend and Bonus Share at Cash Market b. Ex Cash Dividend and Bonus Share at Cash Market	October 21, 2003 October 22, 2003
7	Listed at Stock Market	October 21, 2003
8	Recording Date	October 21, 2003
9	Dividend Payment and Bonus Share Distribution	November 4, 2003

Please.........

File Number :
82-34694

Attachment 1/2

Continued Letter No. 03/DIR/1558 dated September 25, 2003

Please be informed accordingly and thank you for your kind attention.

Yours sincerely,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh　　　　Pardi Kendy

File Number :
82-34694

Attachment 1/2

No: PB-1445/BPPN/0903

Jakarta, September 24, 2003

Dear
Board of Directors of PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No.1A
Jakarta

Re: Approval of Cash Dividend Interim Distribution of PT Bank Buana Indonesia Tbk.

In response to PT Bank Buana Indonesia Tbk.'s letter No.03/DIR/1036 dated July 4, 2003 on the Request for an Approval of Cash Dividend Interim Distribution, we would like to inform you that your request to distribute Cash Dividend Interim for 2003 fiscal year of Rp.42,250,000,000.- has been approved.

The above decision has been made based on Bank Indonesia's letter No.5/3/DPwB1/PwB15 dated August 14, 2003 which informed that PT Bank Buana Indonesia Tbk. does not have any liabilities with Bank Indonesia and the Bank has also fulfilled all requirements required by the Decision Letter of Chairman of IBRA No. 1036/BPPN/0401 accordingly.

Thank you for your kind attention.

Indonesian Restructuring Agency

I Nyoman Sender

File Number :
82-34694

No.03/SHM/418

Jakarta, September 29, 2003

Attachment 2/2

PT Bursa Efek Jakarta
Gedung Bursa Efek Jakarta Lt 1., Tower 1
Jl. Jend Sudirman Kav. 52-53
Jakarta 12190

Re: Publication Proof of Cash Dividend Interim, Bonus Share and Share Dividend Distribution Schedule

Dear Sir/Madam,

With reference to our letter No.03/DIR/1558 on Approval of Cash Dividend and Bonus Share Distribution, please find enclosed proof of Distribution Schedule of Cash Dividend Interim publication, which has been published on September 29, 2003 on 2 Daily Newspapers, Bisnis Indonesia and Media Indonesia.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad   Safrullah Hadi saleh

File Number :
82-34694

Attachment 2/2

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION OF SCHEDULE AND PROCEDURE OF CASH DIVIDEND INTERIM, BONUS SHARES, AND SHARE DIVIDEND DISTRIBUTION TO ALL SHAREHOLDERS

In line with the decision of the Board of Directors dated July 2, 2003, which has been approved by the Board of Commissioners of PT Bank Buana Indonesia Tbk., the Bank would distribute Cash Dividend Interim of Rp 11.35 per share or Rp. 42,250,000,000.- in total, which derives from the net profit as at January 1, 2003 - June 30, 2003. Dividend That would be distributed are proportionally to 3,722,471,012 issued and paid in shares. The plan has been approved by the Indonesian Restructuring Agency (IBRA). Moreover, in accordance to decision of Extraordinary General Shareholders Meeting (EGM) held on August 22, 2003 at Sari Pan Pacific Hotel-Jl. M.H. Thamrin, Jakarta, The Bank would also distribute Bonus Shares and Share Dividend to all the Shareholders proportionally based on the total amount of shares owned and listed on the Shareholders' List as of October 21, 2003 at 04.00 pm Western Time. Total Bonus Shares to be distributed are 959,549,650 with a ratio of 500: 128.89. Whereas, Total Share Dividend to be distributed are 306,091,338 with a ratio of 500: 41.11.

Schedule and Procedure of Cash Dividend Interim, Bonus Shares and Dividend Shares Distribution would be as follows:

A. Schedule of Payment:

No.	Action	Date
1	Notification Publication on Newspapers	September 29, 2003
2	Cum Dividend and Bonus in Regular and Negotiation Market	October 16, 2003
3	Ex Dividend and Bonus in Regular and Negotiation Market	October 17, 2003
4	Cum Dividend and Bonus in Cash Market	October 21, 2003
5	Ex Dividend and Bonus in Cash Market	October 22, 2003
6	Recording Date	October 21, 2003
7	Payment	November 4, 2003

B. Procedure of Payment:

1. Cash Dividend Interim, Bonus Shares and Share Dividend would be paid to all Shareholders whose names are on the Shareholders' List of October 21, 2003 at 04.00 pm Western Indonesia Time.

File Number :
82-34694

Attachment 2/2

2. Cash Dividend Interim Payment:
    a) For Scrip Shareholders, payment would be transferred to the Shareholders' account. For that matter, the Shareholders are required to inform the account numbers and enclosed a copy of identification card to Administration Bureau, PT SIRCA DATAPRO PERDANA, Wisma Sirca Jl. Johar No.18 Menteng, Jakarta 10340, Telp (021) 3900645, 3905920 by February 21, 2003
    b) For those Shareholders who hold an account with PT Kustodian Sentral Efek Indonesia (KSEI), payment would be paid by KSEI.
3. Net Cash Dividend Interim would be distributed on the same day with Bonus Shares and Dividend Shares.
4. Bonus Shares and Shares Dividend Distribution:
    a) For Script Shareholders who hold script shares, the Bonus Shares and Share Dividend would be transferred to PT Sirca Datapro Perdana's Account.
    b) For Shareholders whose shares are registered at KSEI, the Bonus Shares and Share Dividend would be transferred to KSEI Account.
5. Cash Dividend, Bonus Shares and Share Dividend would be taxed according to applied tax regulation in Indonesia.
6. Income tax of Cash Dividend Interim, Share Dividend and Bonus Shares would be paid with Cash Dividend Interim received.

Jakarta, September 29, 2003
PT BANK BUANA INDONESIA Tbk.
Board of Directors